ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is dated as of September 28, 2007 (the “Agreement Date”), and is entered into by and between NutraCea, Inc., a California corporation having its principal place of business at 5090 N. 40th Street, Suite 400, Phoenix, AZ, 85018 (“Buyer”), Vital Living, Inc., a Nevada corporation with its principal place of business at 1289 Clint Moore Road, Boca Raton, Florida 33487, and those subsidiaries of Vital Living, Inc. whose names are subscribed on the signature page of this Agreement (Vital Living, Inc. and such subsidiaries referred to collectively as “Seller”).  Capitalized terms not otherwise defined herein shall have the meanings set forth in Exhibit A attached hereto.

BACKGROUND

A.           Seller develops and markets nutritional supplements and nutraceutical products for distribution, including through healthcare practitioners.  Buyer is a health science company that has proprietary intellectual property that processes and converts rice bran into ingredients that have various applications in food products.

B.           Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, substantially all of the assets used by Seller in its business.

C.           As an inducement to Buyer to enter into this Agreement, concurrently herewith certain stockholders of Seller have entered into an agreement with Buyer, in the form separately provided to Seller (a “Voting Agreement”), pursuant to which each such person has agreed, among other things, to vote the shares of capital stock of Seller owned by such person to approve this Agreement and the transactions contemplated hereby.

AGREEMENT

Accordingly, the parties hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE OF ASSETS

SECTION 1.01                   Purchase and Sale of Acquired Assets.

(a)           On the terms and subject to the conditions of this Agreement, at the Closing Date Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller all the right, title and interest of Seller in, to and under the Acquired Assets in consideration of the payment by Buyer of the Purchase Price (the “Acquisition”) Seller shall deliver the Acquired Assets free and clear of all Liabilities, and Encumbrances, except as Seller and Buyer may mutually agree in writing.

(b)           Buyer shall not acquire any Excluded Assets and shall not assume or become obligated with respect to any Retained Liabilities, Liabilities related to any Excluded Assets, or any Liabilities of Seller arising out of the conduct of the Business, Seller’s other business or the Acquired Assets before the Closing Date.  Buyer shall set forth the Assumed Liabilities on the Schedule 1.01(b) hereto.  Effective as of the Closing, Buyer shall assume, pay and discharge when due the Assumed Liabilities.

(c)           Buyer will not assume any liability, responsibility or obligations to any employee of Seller, including without limitation, in connection with compensation or compensation plans, benefit plans, options or equity plans, severance or termination pay, insurance or other employment related costs relating to Seller or its employees or any other Retained Liabilities, and Seller shall indemnify and hold harmless Buyer and its representatives against any and all such Retained Liabilities.  Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller:

SECTION 1.02                    Closing; Purchase Price.

(a)           Closing.  The completion of this Agreement (the “Closing”) shall take place at the offices of Buyer.  The Closing shall be scheduled to occur two (2) business days following the satisfaction or written waiver of the last of the closing conditions set forth in Article V, or on such other date as the parties may determine.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)           Delivery.  At the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer the Acquired Assets, Buyer shall pay the Purchase Price to Seller, and the parties shall deliver the agreements, certificates, opinions and other documents required to be delivered pursuant to Article V of this Agreement (the “Collateral Agreements”).  If at the Closing Date Buyer does not obtain all rights to one or more items of the Acquired Assets, then the Acquired Assets in question and all income (if any) and other benefits and rights arising therefrom shall be held by Seller in trust for Buyer absolutely until such time as Buyer shall have obtained all rights therein and thereto.  Seller hereby grants to Buyer and undertakes as of the Closing to hold upon trust for Buyer the entire interest of Seller in and to any part of the Acquired Assets which cannot be assigned by Seller hereunder together with the entire benefits of such rights including, without limitation, all proceeds, money and other rights and benefits to which the Seller is beneficially or legally entitled in respect of the use of such Acquired Assets; and from and after the Closing, Seller shall promptly pay to Buyer when received all monies received by Seller with respect to any Acquired Asset or any claim or right or any benefit arising thereunder.

(c)           Purchase Price.  At the Closing, NutraCea will deliver the purchase price for the Acquired Assets.  The purchase price will consist of (i) One Million Five Hundred Thousand Dollars ($1,500,000) (the “Closing Payment”) payable by check or by electronic funds transfer to the bank account in the United States of America designated by Seller in writing, (ii) the cancellation by Buyer of indebtedness of Seller, its Subsidiaries and VTLV LLC and VTLV II LLC (and cancellation of any rights such LLC entities may have relating to Buyer) to Buyer as of the Closing Date, including without limitation all of Seller’s Senior Secured Convertible Notes held by Buyer (the “Notes”), in an aggregate principal amount of approximately $4,226,000, and any right to receive any accrued but unpaid interest under the Notes though the Closing Date, and (iii) the cancellation (by delivery to Seller for redemption for no additional consideration) of 1,000,000 shares of Series D Preferred Stock of Seller held by Buyer (the Notes and such shares referred to collectively as the “Senior Securities” or the “VL Securities”) (collectively, the “Purchase Price”).

(d)           Allocation of Purchase Price.  The Purchase Price shall be allocated among the Acquired Assets as reasonably determined by Buyer, in accordance with applicable Treasury Regulations.  Except in the event of a subsequent adjustment to the Purchase Price which adjustment shall be reflected in the allocation hereunder in a manner consistent with the Treasury Regulations, neither Seller nor Buyer shall file any return or take a position with any taxing authority that is inconsistent with any allocation pursuant hereto.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF VITAL LIVING

For purposes of the representations and warranties in this Article II, the term “Seller” will mean, as applicable, VL and any Subsidiary that holds any of the Acquired Assets.  Seller hereby represents and warrants to Buyer that except as set forth in a disclosure letter separately delivered by Seller to Buyer contemporaneously with the execution and delivery of this Agreement, which identifies the particular Sections of this Agreement to which such disclosure relates (the “Disclosure Letter”), and except as disclosed in Seller’s last filed reports on Form 10-KSB or Form 10-QSB before the date of this Agreement:

SECTION 2.01                   Organization.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own and operate the Business and to enter into this Agreement, the Collateral Agreements and the other agreements and instruments contemplated hereby and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller, subject to approval by Seller’s stockholders as contemplated by this Agreement.  This Agreement has been duly executed and delivered by Seller and constitutes the valid, binding and enforceable obligation of Seller, except as limited by applicable bankruptcy, insolvency, reorganization,

SECTION 2.02                   Power and Authority.  Seller is qualified to do business in each jurisdiction where such qualification is required in order to conduct the Business and to sell and transfer the Acquired Assets to Buyer.  Seller has the power to enter into and perform its obligations pursuant to this Agreement.  Seller’s execution, delivery and performance of this Agreement and all other agreements and instruments executed or to be executed by Seller in connection with or pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite action on the part of Seller’s board of directors.

SECTION 2.03                    inding Agreement.  This Agreement has been approved by the board of directors of Seller and by all necessary corporate action on the part of Seller, other than approval of the Agreement by the shareholders of Seller.  This Agreement and all other agreements and instruments executed or to be executed by Seller in connection with or pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement constitute, or will constitute when executed and delivered, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar laws affecting creditors’ rights and to general equitable principles.

SECTION 2.04                   Government Filings.  Seller has made all filings with applicable Governmental Authorities and obtained all assignments (including invention assignments from its employees) necessary to claim and protect its rights in all Intellectual Property included in the Acquired Assets.  There is no requirement applicable to Seller or to make any filing with, or to obtain any Permit of, any Governmental Authority as a condition to the lawful performance by Seller of its obligations hereunder.

SECTION 2.05                   Absence of Conflicts and Consent Requirements. The execution and delivery of this Agreement by Seller and performance of Seller’s obligations hereunder do not: (a) conflict with or violate Seller’s Articles of Incorporation or Bylaws; (b) violate or, alone or with notice or the passage of time, result in the breach or the termination of, or otherwise give any contracting party the right to terminate or declare a default under, the terms of any written agreement relating to the Business or the Acquired Assets to which Seller is a party or by which any of the Acquired Assets may be bound (other than the requirement to obtain the consent of third parties under those certain Assigned Contracts that are identified in the Disclosure Letter as requiring such consent), or (c) violate any judgment, order, decree, or any law, statute, regulation or other judicial or governmental restriction to which Seller is subject.  There is no requirement applicable to Seller or to make any filing with, or to obtain any permit, authorization, consent or approval of, any Governmental Authority as a condition to the lawful performance by Seller and of its obligations hereunder, except for the filing of the definitive Proxy Statement with the SEC.

SECTION 2.06                   Title to AssetsError! Bookmark not defined..  The Asset Schedule delivered by Seller to Buyer before the Agreement Date sets forth each item that is included, or required to be included, in the Acquired Assets.  Seller has exclusive good and marketable title to the Acquired Assets, in each case free and clear of all Encumbrances, and Seller is not obligated to make payments (in any form, including royalties, milestones and other contingent payments) to third parties for use of any intellectual property rights with respect to the development, manufacture, use, sale, import or commercialization of any of the Products in the ordinary course of the Business as presently conducted or as contemplated to be conducted.  There are no Encumbrances on, related to, secured by or outstanding against, or third party interests in, the Acquired Assets, except Encumbrances pursuant to the Notes.

SECTION 2.07                   Condition of Assets.  The Acquired Assets are all of the assets required for or useful in the operation of Seller’s Business as it is presently conducted by Seller.  No Acquired Assets have been disposed of other than sales or use in the ordinary course of business.  All tangible assets included in the Acquired Assets are in good operating condition and repair, free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the normal operations of Seller), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the Business of Seller.

SECTION 2.08                   Assumed Contracts.  The contracts or other agreements constituting the Assumed Contracts were entered into in the ordinary course of business and are in full force and effect in accordance with their terms.  Seller has provided to Buyer true and complete copies of all Assumed Contracts.  Seller is not in default of any Assumed Contract and, to Seller’s Knowledge, each other party to any Assumed Contract is not in default thereof, and no event has occurred which with notice or lapse of time would constitute a breach or default.  Subject to obtaining necessary consents or approvals, Seller has all requisite power and authority to assign to Buyer the rights of Seller under all Assumed Contracts.  Section 2.08 of the Disclosure Letter lists all agreements pursuant to which the Company has granted any license or other right or interest to any third party with respect to the Acquired Assets or received a license or other right or interest in respect of the Acquired Assets.  Except as disclosed on the Disclosure Letter there are no options, rights, licenses or interests of any kind relating to the Acquired Assets.

SECTION 2.09                   Litigation. There are no Actions filed or commenced by or before any court, arbitrator or any governmental or administrative agency with respect to the Business or any of the Acquired Assets, and there are no orders, injunctions, awards, judgments or decrees outstanding against, affecting or relating to the Business or any of the Acquired Assets.

SECTION 2.10                   No Violation; Consents.  Seller is not subject to and is not a party to any mortgage, lien, lease, agreement, contract, instrument, Law, or any other restriction of any kind or character, which (i) materially and adversely affects the Business or financial condition of the Acquired Assets, or (ii) would prevent consummation of the transactions contemplated by this Agreement or would be violated or breached in any material respect by consummation of such transactions, or (iii) would prevent Seller from complying in any material respect with the terms, conditions and provisions of the Agreement, or (iv) would materially and adversely affect the ability of Buyer to operate the Business and Acquired Assets after the Closing on substantially the same basis as theretofore operated by Seller, or (v) except as expressly set forth in the Disclosure Letter, would require the consent of any third party to the transactions contemplated herein.

SECTION 2.11                   TaxesError! Bookmark not defined..  Seller has paid all taxes due or assessed and owed by it with respect to the Business and Acquired Assets being sold hereunder which are due and payable as of the date hereof or which will be due for all periods before the Closing Date, and will duly file all federal, state, local and other returns and pay any taxes which are required to be filed or paid and which are applicable to the period prior to the Closing.  Seller shall bear and pay any and all sales, use, personal property, ad valorum and transfer Taxes arising out of the transfer of the Acquired Asset to Buyer hereunder.  Buyer is not assuming any tax liabilities arising with respect to the Business and Acquired Assets for any period before the Closing Date.

SECTION 2.12                   Financial StatementsError! Bookmark not defined..  The Financial Statements included in the Disclosure Materials and all other financial information provided to Buyer by Seller fairly and accurately represent in all material respects the financial condition and operation of the Business as of the dates stated therein in accordance with generally accepted accounting principles consistently applied.  Other than as disclosed on Seller’s Financial Statements, Seller does not have any liabilities or obligations relating to the Business and Acquired Assets of any nature other than commercial liabilities and obligations incurred in the ordinary course of business and consistent with past practice and none of which has or will have a Material Adverse Effect on the Business or the Acquired Assets.  The Inventory is merchantable and fit for the purpose for which it was procured or manufactured.  No portion of the Inventory is slow-moving, damaged, defective unusable, unsaleable or obsolete.

SECTION 2.13                   SEC Reports.  Seller has filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, for the three years preceding the date hereof (or such shorter period as Seller was required by law to file such material) (the foregoing materials, together with the Seller’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 and the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, and Seller’s definitive Proxy Statement, when filed with the SEC, being collectively referred to herein as the "SEC Reports" and, together with the documents filed as exhibits to Seller's Registration Statement on Form SB-2, as amended, the "Disclosure Materials") on a timely basis or has received a valid extension pursuant to Rule 12b-25 under the Exchange Act of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended, and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  All material agreements to which Seller is a party or to which the properties or assets of Seller are subject as of the date of the applicable SEC Report have been filed as exhibits to the SEC Reports.  The financial statements of Seller included in the SEC Reports (the “Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of Seller and its consolidated subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Except as disclosed in the Disclosure Materials, since June 30, 2007, (a) there has been no event, occurrence or development that has had or that could reasonably be expected to have or result in a material adverse effect on the assets, business, operations, financial condition, liquidity or prospects of Seller and its Subsidiaries taken as a whole or on the Business or the Acquired Assets ("Material Adverse Effect"), (b) Seller has not incurred any liabilities (contingent or otherwise) other than (x) liabilities incurred in the ordinary course of business consistent with past practice and (y) liabilities not required to be disclosed in filings made with the SEC, (c) Seller has not altered its method of accounting or the identity of its auditors and (d) Seller has not declared or made any payment or distribution of cash or other property to its stockholders or officers or directors (other than in compliance with existing Seller stock option plans) with respect to its capital stock, or purchased, redeemed (or made any agreements to purchase or redeem) any shares of its capital stock.

SECTION 2.14                   Customer Deposits.  The Disclosure letter contains a true, correct and complete list of all customer deposits and advance payments received by Seller or to be received by Seller before the Closing for products and services to be sold or rendered after the Closing.

SECTION 2.15                   InsuranceError! Bookmark not defined..  Seller has maintained and will continue to maintain in force insurance coverage that it reasonably believes is adequate to protect the Business and Acquired Assets through the Closing Date.  The Disclosure Letter set forth each policy of insurance applicable to the Business or the Acquired Assets.

SECTION 2.16                   Licenses, Permits and Compliance with Law. Seller holds all governmental or regulatory licenses, certificates, permits, franchises, approvals, authorizations, exemptions, registrations and rights (“Permits”) that are necessary to operate the Business as presently operated, and before the Closing Seller will have taken all actions and obtained all consents that are required in order to transfer to Buyer at the Closing all such Permits.  There are no violations of any zoning, building, fire or health code or any other statute, ordinance, rule or regulation applicable to the Business or all or any part of the Acquired Assets, and Seller has no Knowledge of any such claim or assertion by a Governmental Authority.

SECTION 2.17                  Environmental Matters.

(a)           As used herein, “Environmental Law” means any federal, state or local statutes, laws, regulations, ordinances, guidelines and similar provisions whether or not having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations to a Governmental Authority and all applicable common law or other Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation or otherwise relating to emissions, discharges, releases or threatened releases of any Hazardous Material or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material.

(b)           No underground storage tanks and no amount of any substance that has been designated by any Governmental Authority or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the actions of Seller or any Affiliate of Seller, or, to Seller’s Knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Seller at any time owned, operated, occupied or leased.  Except as disclosed in the Disclosure Letter, none of the following exists at any property or facility owned or operated by Seller and used in the Business: (a) underground storage tanks; (b) asbestos-containing material in any form or condition; (c) materials or equipment containing polychlorinated biphenyls; or (d) landfills, surface impoundments or other disposal areas.

(c)           (i) Seller has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Law in effect on or before the Closing, and (ii) Seller has not disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Authority in effect before or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(d)           There are no environmental approvals, permits, licenses, clearances or consents material to and necessary for the conduct of the Business as such activities and businesses are currently being conducted by Seller.

(e)           No material action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Seller’s Knowledge, no material action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Authority against Seller in a writing delivered to Seller concerning any Hazardous Material or any Hazardous Materials Activity.  Seller is not aware of any fact or circumstance which reasonably could be expected to involve Seller or any of the Acquired Assets in any environmental litigation or impose upon Seller any environmental liability.  To Seller’s Knowledge, no current or prior owner of any property leased, used, occupied or possessed by Seller has received any notice or other communication (in writing or otherwise), whether from a governmental body, citizens group, employee or otherwise, that alleges that such current or prior owner of any property leased, used, occupied or possessed by Seller and relating to the Business or Acquired Assets has not complied with, or is not in compliance with, any Environmental Law.

(f)           Seller has not received any notice, report or other information regarding any Liability, including any investigatory, remedial or corrective obligations, relating to the Business or relating to the facilities used in the Business which are owned or leased by Seller and arising under Environmental Laws.

(g)           Except as disclosed in the Disclosure Letter, with respect to the Business or at facilities used in the Business, Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including any hazardous substance, owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or could give rise to liabilities of Seller, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to CERCLA or the Solid Waste Disposal Act, as amended ("SWDA") or any other Environmental Law.  To the Knowledge of Seller, no facts, events or conditions relating to the past or present facilities, properties or operations of Seller will prevent, hinder or limit continued compliance with Environmental Laws, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Laws, or give rise to any other liabilities pursuant to Environmental Laws, including any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

(h)           To the Knowledge of Seller, neither this Agreement nor the consummation of the transactions contemplated by this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Authority or third party.

(i)           With regard to the Business, Seller has not, either expressly or by operation of law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other person or entity relating to Environmental Law.

SECTION 2.18                   Product Liability.  Except as disclosed in the Disclosure Letter, there are no actions, suits, inquiries, proceedings or investigations by or before any Governmental Authority pending or, to the knowledge of Seller, threatened, against or involving Seller relating to any product alleged to have been sold by or through Seller and alleged to have been defective or improperly designed, manufactured or labeled.

SECTION 2.19                   Product Warranty.  Each product included in the Acquired Assets sold, leased, or delivered by Seller has been in conformity with all applicable contractual commitments and all express and implied warranties, and Seller has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability) for replacement or repair thereof or other damages in connection therewith.  No product included in the Acquired Assets sold, leased, or delivered by Seller is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease.  The Disclosure Letter includes copies of the standard terms and conditions of sale by Seller (containing applicable guaranty, warranty, and indemnity provisions).

SECTION 2.20                   Intellectual Property.

(a)           The Disclosure Letter contains a complete and accurate list of all Seller registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Seller registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Seller registered Intellectual Property.

(b)           Except as set forth in of the Disclosure Letter, no Seller Intellectual Property or Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Seller, or which may affect the validity, use or enforceability of such Seller Intellectual Property or Products.

(c)           Except as set forth in of the Disclosure Letter, each item of Seller registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Seller registered Intellectual Property have been made and all necessary documents, records and certificates in connection with such Seller registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Seller registered Intellectual Property.  There are no actions that must be taken by Seller within sixty (60) days of the Closing Date, including, without limitation, the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Seller Registered Intellectual Property.

(d)           The Seller Intellectual Property constitutes all the Intellectual Property used in and/or necessary to the conduct of the Business, including, without limitation, the development, manufacture, use, import and sale of Products.  Seller is the exclusive owner of all Intellectual Property used in connection with the operation or conduct of the Business, including, without limitation, the sale, distribution or provision of any Products, free and clear of all Encumbrances and has the right to use all such assets without payment to a third party.

(e)           Except as set forth in the Disclosure Letter, (i) no Products or any Intellectual Property incorporated into any Products were developed by or with the assistance of any third party.  To the extent that any Intellectual Property has been developed or created independently or jointly by a third party for Seller or is incorporated into any of the Products, Seller has a written agreement with such third party with respect thereto and Seller thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent necessary to permit Seller’s use, licensing, disposition, distribution and ownership of the Products without limit or restriction in any manner.

(f)           Seller has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was Seller Intellectual Property, to any third party, or permitted Seller’s rights in such Seller Intellectual Property to lapse or enter the public domain.

(g)           The Disclosure Letter contains a complete and accurate list of all contracts, licenses and agreements to which Seller is a party: (i) with respect to Seller Intellectual Property licensed or transferred to any third party; or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to Seller.

(h)           All contracts, licenses and agreements relating to either (i) Seller Intellectual Property or (ii) Intellectual Property of a third party licensed to Seller, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements or cause the forfeiture, modification or termination or give right of forfeiture, modification or termination of any Seller Intellectual Property or in any way impair the right of Seller to use, sell, license or dispose of or to bring any action for the infringement of any Seller Intellectual Property or portion thereof.  Seller is in compliance in all material respects with, and has not materially breached any term of any such contracts, licenses and agreements and, to the Knowledge of Seller, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements.  Following the Closing Date, Buyer  will be permitted to exercise all of Seller’s rights under such contracts, licenses and agreements to the same extent Seller would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Seller would otherwise be required to pay.  Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Buyer of any contracts or agreements to which the Seller is a party, will result in (i) Buyer granting to any third party any right to or with respect to any Intellectual Property right owned by, or licensed to, Buyer, (ii) Buyer being bound by, or subject to, any non-compete or other restriction on the operation or scope of Buyer’s business, or (iii) Buyer being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Seller prior to the Closing other than ongoing fees, royalties or payments Seller would otherwise be required to pay prior to the Closing.

(i)           The operation of the Business of Seller as such business currently is conducted or is reasonably contemplated to be conducted, including (i) Seller’s, development, manufacture, distribution, marketing or sale of the Products, and (ii) the Seller’s use of any product, ingredient, device or process, has not, does not and will not infringe or misappropriate the Intellectual Property of any third party, constitute unfair competition or trade practices under the laws of any jurisdiction or violate any license or agreement between Seller and any third party.

(j)           Seller has not received notice from any third party that the operation of the Business of Seller or any act, product or service of Seller, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(k)           Neither the development, manufacture, marketing, license, sale nor use of any product, technology or service included in the Acquired Assets violates or will violate any license or agreement with any third party or infringes or will infringe any intellectual property of any third party.  Except as set forth in the Disclosure Letter, there is no pending or, to the Knowledge of Seller threatened (either orally or in writing), claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Seller Intellectual Property nor, to the Knowledge of Seller, is there any valid basis for any such claim, nor has Seller received any notice asserting that any Seller Intellectual Property or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other person, nor is there any basis for any such assertion.

(l)           To the Knowledge of Seller, no person has infringed or is infringing or misappropriating any Seller Intellectual Property.

SECTION 2.21                   Assumed Contracts.  All Assumed Contracts are in written form.  Seller has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default in respect of, any of the Assumed Contracts.  Each Assumed contract is in full force and effect, unamended except as disclosed to Buyer, and there exists no  material default or material event of default or event, occurrence, condition or act, with respect to Seller or to Seller’s knowledge with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a material default or material event of default under an Assumed Contract.  True, correct and complete copies of all Assumed Contracts have been delivered to Buyer.

SECTION 2.22                   Absence of Certain Changes. Seller has conducted the Business only in the usual and ordinary course consistent with past practice and there has not been: (i) any damage, destruction, loss or other change in the condition of the Acquired Assets, except for normal wear and tear; (ii) any sale or transfer of any of the Acquired Assets other than in the ordinary course of business; and (iii) any liability incurred by Seller with regard to the Acquired Assets, contingent or otherwise, other than trade accounts, operating expenses, obligations under executory contracts incurred for fair consideration, or taxes accrued with respect to operations during such period, all incurred in the ordinary course of business.

SECTION 2.23                   Preferences.  The following statements will be, after giving effect to the transactions contemplated hereby, upon each distribution, if any, of any assets or property of Seller to the stockholders of Seller after the Closing, true and correct:

(a)  The aggregate value of all assets and properties of Seller, at their respective then present fair saleable values, exceeds the amount of all the debts and Liabilities (including, without limitation, contingent, subordinated, unmatured and unliquidated liabilities) of Seller.  In determining the present fair saleable value of Seller’s contingent liabilities (such as litigation, guarantees and pension plan liabilities), Seller has considered such liabilities that could possibly become actual or matured liabilities.

(b)  Seller is not insolvent as such term is used in Section 548 of the Bankruptcy Code and any applicable fraudulent transfer or fraudulent conveyance laws, statutes, rules or regulations applicable to Seller.

(c)  The Purchase Price received by Seller in connection with the transactions contemplated hereby constitutes reasonably equivalent consideration for the Purchased Assets.

SECTION 2.24                   Brokers, Finders, Etc.  Seller has not employed any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

SECTION 2.25                   Disclosures. No representation or warranty by Seller in this Agreement, nor any statement, certificate, document, schedule or exhibit hereto furnished or to be furnished by or on behalf of Seller pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.  All statements and information contained in any certificate, instrument, document, schedule, or exhibit delivered by or on behalf of Seller shall be deemed representations and warranties by Seller.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF NUTRACEA

Buyer represents and warrants to Seller, as of the date hereof, as follows:

SECTION 3.01                   Organization, Authority, Execution, Delivery and Enforceability.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of California with its principal place of business in Arizona with the corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid, binding and enforceable obligation of Buyer, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.  Buyer is not subject to, or bound by, any provision of: (i) its bylaws and articles of incorporation or similar organizational documents, each as amended through the date of this Agreement, (ii) any mortgage, deed of trust, lease, note, shareholders’ agreement, bond, indenture, license, permit, trust, custodianship, or other instrument, agreement or restriction, or (iii) any judgment, order, writ, injunction or decree of any Governmental Authority that would prevent, or be violated by, or under which there would be a default as a result of, nor is the consent of any person required for, the execution, delivery and performance by Buyer of this Agreement and the obligations contained herein, including without limitation, the purchase of the Acquired Assets.  No filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the consummation by Buyer of the transaction contemplated by this Agreement.

SECTION 3.02                   No Other Buyer Representations or Warranties.  Except for the representations and warranties contained in this Article, neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer.  Buyer expressly make any representation or warranty concerning the tax consequences of the transaction contemplated by this Letter to Seller or its shareholders.

ARTICLE IV.

COVENANTS

SECTION 4.01                   Publicity.  Buyer and Seller shall consult with each other and agree before issuing any initial press release or otherwise making any initial public statement with respect to the Acquisition and this Agreement and shall not issue any such press release or make any such public statement prior to such agreement, except as may be required by applicable law, in which case reasonable efforts to consult with the other party hereto shall be made prior to such release or public statement.  The parties shall coordinate the timing of the initial public announcement of the execution and delivery of this Agreement.  After the initial announcement of the execution of this Agreement, the parties shall make such public announcements as they individually determine including any required by law or applicable stock exchange requirements, and shall attempt to cooperate and keep each informed concerning the content of any material public announcements concerning this Agreement and the Acquisition and, where reasonably practicable, permit the other party to review such public announcements prior to their distribution.

SECTION 4.02                   Access to Information; Confidentiality.  Seller shall afford the Buyer and its accountants, counsel and other representatives reasonable access during normal business hours to the Acquired Assets and the properties, books, records and personnel of Seller for inspection and copying, to obtain all information concerning the Business and the Acquired Assets, as Buyer may reasonably request, and to consult with management employees of Seller relating to the Business.  No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the transactions contemplated hereby.

SECTION 4.03                   Further Assurances.  Each of Seller and Buyer shall from time to time after the Closing, without additional consideration, execute and deliver such further instruments and take such other action as may be reasonably requested by the other party to make effective the transactions contemplated by this Agreement including without limitation the registration or recordation of the transfer of the Intellectual Property into the name of Buyer.  With respect to all documents, information and other materials included in the Acquired Assets, in addition to paper and other tangible copies, Seller shall, upon Buyer’s request, also provide to Buyer electronic copies of such documents, information and other materials to the extent such copies are in Seller’s possession or can be obtained through commercially reasonable efforts.

SECTION 4.04                  Proxy Statement; Other Filings.

(a)           As promptly as practicable after the execution of this Agreement, (i) Seller shall prepare and file with the SEC at its expense a proxy statement (the “Proxy Statement”) to be sent to the stockholders of Seller in connection with the meeting of the stockholders of Seller to consider the approval and adoption of this Agreement and the Acquisition (the “Seller Stockholders’ Meeting”), and shall also prepare and make with the SEC such other filings as may be required under applicable federal law.  Buyer shall use all commercially reasonable efforts to cooperate in such preparation and filing and shall provide such information as Seller may reasonably request for inclusion in the Proxy Statement.  Seller shall use all commercially reasonable efforts to respond to any comments of the SEC promptly and to resolve any unresolved comments, and to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time.  Seller shall notify Buyer promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for revisions to the Proxy Statement, and shall supply the other party or parties hereto with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other Governmental Authority, on the other hand, with respect to the Proxy Statement.  All out of pocket expenses associated with the preparation of the Proxy Statement incurred by Seller, or by Buyer when acting pursuant to a request made by Seller, including without limitation, any costs associated with a fairness opinion, a proxy solicitation or other professional services provided to Seller, shall be borne solely by Seller.  If any such expenses are borne by Buyer, Seller shall reimburse Buyer, in full on demand, as the case may be.

(b)           The Proxy Statement shall also include the recommendation of the Board of Directors of Seller in favor of adoption and approval of this Agreement and the Acquisition.

SECTION 4.05                  Meetings of Stockholders.  Seller shall take all action necessary in accordance with Nevada Law and its Certificate of Incorporation and Bylaws to convene the Seller Stockholders’ Meeting to be held as promptly as reasonably practicable, for the purpose of voting upon this Agreement and the Acquisition.  Seller shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the Acquisition.  The Board of Directors of Seller shall recommend that the stockholders of Seller vote in favor of the adoption and approval of this Agreement and the Acquisition at the Seller Stockholders’ Meeting.  In addition,  the Proxy Statement shall include a statement to the effect that the Board of Directors of Seller has recommended that the stockholders of Seller vote in favor of approval and adoption of this Agreement and the Acquisition.

SECTION 4.06                   No Other Discussions.  Buyer will devote substantial time and effort and incur substantial expenses conducting due diligence and preparing the Agreement and other documentation in connection with the Acquisition.  Accordingly, to induce Buyer to commit its resources to this effort, from the Agreement Date until the Closing Date (or if earlier) termination of the Agreement (the “Exclusive Period”), Seller will not, directly or indirectly, through any representative or otherwise, and will not allow any officer or director of Seller or any other person on its behalf, to (i) solicit, initiate, or encourage submission of any Alternative Transaction, or (ii) engage in any discussions with or furnish any information with respect to the foregoing to any person or any entity, or furnish any non-public information to any person or entity that has made any proposal with respect to any such Alternative Transaction.  In addition, Seller agrees to immediately cease and cause to be terminated any such contacts or negotiations with third parties.  Seller shall immediately notify Buyer of all inquiries related to an Alternative Transaction, including information as to the identity of the party making the proposal and the specific terms of such proposal.

SECTION 4.07                   Notice of Buyer of Any Seller Acquisition Proposal.  During the Exclusive Period, as promptly as practicable and in any event within twenty-four (24) hours, Seller shall advise Buyer orally and in writing of any request received by Seller for non-public information which Seller reasonably believes could lead to a Seller Acquisition Proposal or of any Seller Acquisition Proposal, the material terms and conditions of such request or Seller Acquisition Proposal, and the identity of the person or group making any such request or Seller Acquisition Proposal.  Seller shall keep Buyer informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request or Seller Acquisition Proposal.

SECTION 4.08                   Superior Offer.  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent the Board of Directors of Seller, before the stockholders of Seller have approved this Agreement and the Acquisition, from withholding, withdrawing, amending or modifying its recommendation in favor of the adoption and approval of this Agreement and the Acquisition by the stockholders of Seller if (i) a Superior Offer  is made to Seller and is not withdrawn, (ii) neither Seller nor any of its representatives shall have violated in any material respect the provisions of this Agreement, and (iii) the Board of Directors of Seller concludes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Seller comply with its fiduciary obligations to the stockholders of Seller under applicable Law.

SECTION 4.09                   Legal Requirements.  Each of Buyer and Seller shall take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Authority, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 4.10                   Third Party Consents.  Seller shall cooperate with Buyer and shall use all commercially reasonable efforts to obtain the consents, waivers and approvals required under any of Seller’s agreements, contracts, licenses or leases included in the Acquired Assets. in connection with the consummation of the transactions contemplated by this Agreement and shall continue such cooperation until at least 90 days after the Closing Date.

SECTION 4.11                   Covenants.  Buyer and Seller will cooperate and use their good faith efforts to satisfy the conditions to closing described below and, upon satisfaction of such conditions, to consummate the transactions contemplated hereby.

SECTION 4.12                   Seller Covenants.  From the Agreement Date until the Closing, Seller will:

(a)              use its best efforts to protect the Acquired Assets, cooperate with Buyer concerning protection of intellectual property rights and customer relationships relating to the Acquired Assets and take such actions as Buyer may reasonably request relating to protection of such assets, and effect no transfer, sale, assignment, lease, license or Encumbrance of or on any of the Acquired Assets (other than product sales in the ordinary course of Seller’s business);

(b)              engage in no transactions materially inconsistent with its representations and warranties in this Agreement;

(c)             use its best efforts to obtain, before the Closing, the written consent of all third parties necessary for Seller to consummate the Acquisition and to transfer and assign the Acquired Assets to Buyer;

(d)             to obtain all consents, approvals, and authorizations that are required under any applicable law, rule or regulation;

(e)             notify Buyer promptly upon receipt of any communication or legal process which commences or threatens litigation against Seller, its business, or any of the Acquired Assets;

(f)              provide Buyer, whether before or after the Closing, with any further documents that Buyer reasonably requests relating to the Acquired Assets or the Business or to carry into effect the Acquisition;

(g)             pay any sales, use or other taxes as a result of the Acquisition;

(h)             upon the Closing, cease use of the intellectual property included in or relating to the Acquired Assets without Buyer's prior written consent; and

(i)              from the date hereof until the Closing, preserve and operate its business in the ordinary course and will not enter into any transaction or agreement or take any action out of the ordinary course or enter into any transaction or make any commitment involving an expense or capital expenditure by Seller relating to the Acquired Assets, in excess of $10,000, without Buyer’s prior written consent, which consent shall not be unreasonably withheld.

SECTION 4.13                   Buyer Covenants.  Buyer agrees that from the Agreement Date until the Closing, subject to its rights described herein not to consummate the  Agreement, it will:

(a)              use all reasonable efforts to conduct its business in such a manner so as to not be in material breach of the representations and warranties made to Seller herein;

(b)              notify Seller promptly upon receipt of any communication or legal process which commences or threatens litigation relating to the Acquired Assets or the transactions contemplated hereby; and

(c)              retain those employees who are identified in Section 4.13 of the Disclosure Letter on the terms set forth therein, for up to the periods of time set forth therein.

SECTION 4.14                   Assignment of Contracts.  Seller has set forth in the Disclosure Letter all third party consents that are required in order to transfer and assign any of the Assumed Contracts or any other Acquired Asset.  To the extent the assignment of any contract, commitment, or other asset to be assigned to Buyer pursuant to the provisions hereof shall require the consent of any other person, this Agreement shall not constitute a contract to assign the same if an attempted assignment would constitute a breach thereof or give rise to any right of acceleration or termination.  Seller shall use best efforts to procure consents to any such assignment prior to Closing.  If any such consent is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed by Buyer to provide Buyer the benefit of any such contract, agreement, commitment, or other asset, including enforcement of any and all rights of Seller against the other party thereto arising out of breach or cancellation thereof by such party or otherwise.

SECTION 4.15                   Business and Goodwill Preservation.  Except as otherwise requested by Buyer, and without making any commitments on Buyer’s behalf, Seller shall use its best efforts in the normal course of business to preserve for Buyer the goodwill of the customers of Seller and others having business relations with it.  Seller will conduct its business in the normal, usual manner, and will use its best efforts to preserve the Acquired Assets intact.  Seller will, at all times from the date hereof until Closing, maintain and keep its property in good repair, working order, and condition; maintain proper business and accounting records; and maintain existing insurance on its properties.  Seller and Shareholders shall notify Buyer of any event or transaction of which they become aware prior to Closing that could materially Buyer, Seller or the Acquired Assets in an adverse manner.  In addition, Seller shall provide Buyer with a copy of its monthly financial statements covering the Business and Acquired Assets promptly after the close of each month prior to Closing.  Seller and Buyer also agree to use commercially reasonable good faith efforts to develop mutually agreeable marketing arrangements to support and enhance product development and sales.

ARTICLE V.

CLOSING CONDITIONS

SECTION 5.01                   Conditions to Obligations of Each Party to Effect the Acquisition.  The respective obligations of each party to this Agreement to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or fulfillment, at or before the Closing, of the following conditions:

(a)           Stockholder Approval.  This Agreement and the Acquisition shall have been approved by the requisite vote under applicable law by the stockholders of Seller.

(b)           Proxy Statement.  No proceeding relating to the Proxy Statement or the transactions contemplated by this Agreement shall have been initiated or threatened in writing by the SEC.

(c)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.

(d)           No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, nor shall any proceeding brought by a Governmental Authority seeking any of the foregoing be pending.

SECTION 5.02                   Additional Conditions to Obligations of Seller.  The obligation of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or fulfillment, at or before the Closing, of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

(a)           Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

(b)           Agreements and Covenants.  Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or before to the Closing Date.

(c)           Certificate of Buyer.  Seller shall have received a certificate executed by a duly authorized officer of Buyer to the effect that, as of the Closing Date, each of the conditions specified in Sections 5.02(a) and (b) have been satisfied.

(d)           Delivery of Purchase Price.  Buyer shall have delivered the Closing Payment and the VL Securities for cancellation.

SECTION 5.03                   Additional Conditions to the Obligations of Buyer.  The obligations of Buyer to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction or fulfillment, at or before the Closing Date, of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(a)           Representations and Warranties.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, with the same force and effect as if made on and as of the Closing Date.

(b)           Agreements and Covenants.  Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller on or before to the Closing Date.

(c)           Certificate of Seller.  Buyer shall have received a certificate executed by a duly authorized officer of Seller to the effect that, as of the Closing Date, each of the conditions specified in Sections 5.03(a) and (b) have been satisfied.

(d)           Collateral Agreements.  Seller shall have executed and delivered the Collateral Agreements, including without limitation, the following documents requested by Buyer, in each case in customary form and substance reasonably satisfactory to Buyer: (i) a bill of sale, in customary form and substance reasonably satisfactory to Buyer; (ii) instruments of assignment and assumption; (iii) instruments of assignment of patents; (iv) instruments of assignment of copyrights; (v) instruments of assignments of trademarks; and (vi) such other instruments, certificates and agreements as Buyer may reasonably request in order to effectively transfer to Buyer all of the Acquired Assets.

(e)           Material Adverse Effect.  No Material Adverse Effect relating to the Business or relating to the Acquired Assets shall have occurred and be continuing.

(f)           Proceedings Satisfactory.  On the Closing Date, all actions, proceedings, instruments and documents required by Seller to effect the Acquisition and all other related matters shall have been completed to the reasonable satisfaction of Buyer.

(g)           Noncompetition Agreement.  If requested by Buyer, Seller and Stuart A. Benson shall have entered into a customary Noncompetition Agreement in such form and substance as is reasonably satisfactory to Buyer.

ARTICLE VI.

TERMINATION, AMENDMENT AND WAIVER, TERMINATION FEE

SECTION 6.01                   Termination.  This Agreement may be terminated at any time before the Closing Date, whether before or after adoption and approval of this Agreement and approval of the Agreement by the stockholders of Seller:

(a)           by mutual written consent duly authorized by the Boards of Directors of Buyer and Seller;

(b)           by either Seller or Buyer  if the Acquisition shall not have been consummated by (i) if the SEC does not review the preliminary Proxy Statement, January 31, 2008, and (ii) if the SEC does review the preliminary Proxy Statement, March 31, 2008, provided, however, that the right to terminate this Agreement pursuant to this Section 6.01(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)           by either Seller or Buyer if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition, which order, decree or ruling is final and nonappealable;

(d)           by either Seller or Buyer if the required approvals of the stockholders of Seller contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 6.01(d) shall not be available to Seller where the failure to obtain approval of Seller’s stockholders shall have been caused by the action or failure to act of Seller and such action or failure to act constitutes a material breach of this Agreement;

(e)           by Seller, upon a material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue in any material respect, in either case such that the conditions set forth in Section 5.02(a) or 5.02(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the representations and warranties of Buyer or breach by Buyer is curable by Buyer through the exercise of its commercially reasonable best efforts, then Seller may not terminate this Agreement pursuant to this Section 6.01(e) for thirty (30) calendar days after delivery of written notice from Seller to Buyer of such breach, provided that Buyer continues to exercise its best efforts to cure such breach (it being understood that Seller may not terminate this Agreement pursuant to this Section 6.01(e) if such breach by Buyer is cured during such thirty (30) calendar day period);

(f)           by Buyer, upon a material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue in any material respect, in either case such that the conditions set forth in Section 5.03(a) or 5.03(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller through the exercise of its commercially reasonable best efforts, then Buyer may not terminate this Agreement pursuant to this Section 6.01(f) for thirty (30) days after delivery of written notice from Buyer to Seller of such breach, provided Seller continues to exercise its best efforts to cure such breach (it being understood that Buyer may not terminate this Agreement pursuant to this Section 6.01(f) if such breach by Seller is cured during such thirty (30) calendar day period);

(g)           by Buyer if a Buyer Triggering Event shall have occurred.

SECTION 6.02                   Fees and Expenses; Termination Payment.

(a)           General.  Except as set forth in this Section 6.02, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Acquisition is consummated.

(b)           Termination Payment.  If this Agreement is terminated, this Agreement (other than as set forth below in this Section 6.02(b) and in Article VIII) shall become void and of no effect with no liability or obligation on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisers or other representatives); provided however except as otherwise provided herein, no such termination shall relieve any party hereto of any liability for damages resulting from any willful or intentional breach of this Agreement and for the following payments:

(i)
Notwithstanding any limitation on payments due from Seller to Buyer contained in this Agreement, Seller hereby agrees to and shall, pay to Buyer or its order in the circumstances set forth in Section 6.02(b)(ii) below a termination fee, which will be fully earned, of $250,000 (“Termination Fee”), payable by wire transfer of same day funds.

(ii)
The Termination Fee shall be paid by Seller to Buyer or its order no later than two (2) business days after the first to occur of (x) a Seller Acquisition Transaction and (y) the occurrence of a Buyer Triggering Event.

(iii)	All other amounts payable under clause (i) of this paragraph shall be paid by Seller to Buyer or its order within two (2) business days after demand.

ARTICLE VII.

SURVIVAL

SECTION 7.01                   Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of Buyer and Seller shall expire upon the Closing and shall be of no further force or effect.

ARTICLE VIII.

MISCELLANEOUS

SECTION 8.01                   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, three (3) business after deposit in the mails if sent if mailed by registered or certified mail (return receipt requested), or one (1) business day after deposit with a reputable overnight express courier (charges prepaid) or transmitted by facsimile (with confirmation of transmittal), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Seller, to:

Vital Living, Inc.
1289 Clint Moore Rd.
Boca Raton, FL 33487
Attention: Chief Executive Officer
Telephone:  (602) 952-9909
Facsimile:  (602) 952-6907

with a copy to:

Greenberg Traurig
2375 East Camelback Road, Suite 700
Phoenix, AZ 85016
Telephone:  (602) 445-8000
Facsimile:  (602) 445-8100
Attention:  Robert S. Kant, Esq.

if to Buyer:

NutraCea
5090 N. 40th Street, Suite 400
Phoenix, AZ 85018
Telephone:  (602) 522-3000
Facsimile: (602) 522-3001

with a copy to:

Weintraub Genshlea Chediak
400 Capitol Mall, 11th Floor,
Sacramento, CA 95814
Telephone:  (916) 558-6000
Facsimile:  (916) 446-1611
Attention:  Christopher V. Chediak, Esq.

SECTION 8.02                   Descriptive Headings.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 8.03                   Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

SECTION 8.04                   Entire Agreement.  This Agreement along with the Exhibits contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements.  Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

SECTION 8.05                   Fees and Expenses.  Unless otherwise specifically provided herein regardless of whether or not the transactions contemplated by this Agreement are consummated, each party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

SECTION 8.06                   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, exclusive of its choice-of-law rules.  In any action between the parties arising out of or relating to this Agreement, any Collateral Agreement or any of the transactions contemplated hereby or thereby:  (a) each of the parties consents to the non-exclusive jurisdiction and venue of Arizona state courts and the United States District Court for the judicial district in which Phoenix, Arizona is located; (b) if any such action is commenced in any state court, then, subject to applicable law and rules of civil procedure, no party shall object to the removal of such action to any federal court located in the relevant Federal District; (c) each party irrevocably waives the right to trial by jury.

SECTION 8.07                  Dispute Resolution.  The parties agree that the exclusive means for resolving any dispute arising out of or relating to this Letter shall be binding arbitration to be held in Phoenix, Arizona, pursuant to the Commercial Arbitration Rules of the American Arbitration Association.  If the parties cannot agree on a single arbitrator, then each party shall select one arbitrator, and the two arbitrators so selected shall appoint the third arbitrator.  The parties shall each pay one-half of the costs of the arbitrators.  The arbitration shall be resolved as soon as reasonably possible.

SECTION 8.08                   Successors and Assigns; Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, their successors and permitted assigns (for the avoidance of doubt Buyer shall be free to assign this agreement to any of its Affiliates without the need for consent but this Agreement shall not be assigned by Seller without Buyer’s prior written consent), and notwithstanding any provision of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons who is not a party to this Agreement any right, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 8.09                   Severability.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefore of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

SECTION 8.10                   No Waiver.  No failure or delay by either party to exercise or enforce any rights conferred on it by this Agreement shall be construed or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege or further exercise thereof operate so as to bar the exercise or enforcement thereof at any time or times.

SECTION 8.11                   Bulk Transfer Laws.  Seller shall indemnify and hold Buyer harmless from and against any and all Losses incurred by Buyer in respect of Seller’s compliance or noncompliance with any bulk transfer or similar laws applicable to the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first written above.

NUTRACEA, INC.

By:
Name: Bradley Edson
Title: CEO

VITAL LIVING, INC.

By:
Name:
Title:

SUBSIDIARY

Subsidiary Name:

By:
Name:
Title:

EXHIBIT A

DEFINITIONS

“Action” or “Actions” means any claim, suit, proceeding, arbitration, inquiry or investigation pending or brought by any Governmental Authority.

“Acquired Assets” means all of the assets owned or licensed by Seller (including subsidiaries) that are useful or that may be used in conducting the Business, including without limitation:

(i)           Equipment.  Such items of tangible operating assets relating to the Business or the other Acquired Assets, including equipment, fixtures, furniture, equipment, computers, software, tools, supplier, vehicles and leasehold improvements, machinery, tools, computer hardware and software, computer programming, vehicles, furniture, fixtures and similar tangible personal property employed by Seller in the conduct of the Business as the same may exist at the Closing, as are described in the Schedule of Acquired Assets separately delivered by Seller to Buyer before the Agreement Date (the “Asset Schedule”), and any other assets of like character used in the operation of the Business added or substituted prior to the Closing with Buyer’s written consent (all of such property being hereinafter sometimes referred to as the "Equipment");

(ii)           Inventory.  Such items, if any, of merchandise, supplies, raw materials, work in process, packaging, finished goods and other inventories of the Business as of the close of business immediately before the Closing Date, as are set forth on the Asset Schedule (all of such properties being hereinafter sometimes referred to as the "Inventory");

(iii)           Assumed Contracts.  Any Contracts (whether or not in writing) of Seller or by which Seller or any of the Acquired Assets are bound, that are related to, or are necessary to or useful in the operation of the Business, including without limitation distribution or similar agreements relating to any of the Products, and non-disclosure, confidentiality and inventions assignment agreements or contracts (or portions of agreements that contain such provisions) with all former and current employees and consultants of Seller, to the extent related to the Acquired Assets, all as set forth on the Asset Schedule (collectively “Assumed Contracts”), any claims, rights and causes of action of Seller against third parties related to the Business, and all rights and interest of Seller in, to and under the Assumed Contracts;

(iv)           Permits.  All easements, franchises, permits, licenses, consents, marketing approvals, authorizations, and certificates of all regulatory, administrative, and other governmental agencies and bodies issued to or held by Seller and which relate to the operation of the Business or products sold as part of the Business, including without limitation those listed on the Asset Schedule (“Permits”); provided, that any Permits that are not transferable shall be so identified on the Asset Schedule and shall not be included in the Assets transferred to Buyer;

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(v)           Goodwill.  The goodwill associated with the Business and books, records, general files, papers, documents and information of the Business or relating to the Business, including without limitation all customer lists, customer information, supplier and distributor information, and data used in connection with the Business; the exclusive right of Buyer to represent itself as carrying on the Business previously conducted by Seller, and all rights in and title to the trade names of the Business (and any related web sites) (including without limitation www.doctorsfornutrition.com and www.greensfirst.com) and any and all trade or service marks, patents, copyrights and other Intellectual Property, regardless of whether protected with formal patents, trademarks or the like, customer and supplier lists, telephone numbers, plans (including engineering plans and drawings), processes, technical know-how, research and development data and the like used in the Business, manuals, documents, all computer hardware and software relating to the Business, including systems supporting documentation and program code, all books and records of every kind or nature whatsoever regarding the Business, and all other assets, rights and properties, operations and business of Seller, of every kind, nature, character, description, tangible and intangible, real, personal and mixed, that are owned by Seller and used in the Business;

(vi)           Products, Intellectual Property.  All proprietary and intellectual property rights of Seller embodied in or associated with the products listed on the Asset Schedule (the “Products”) or the Business and including all right, title and interest and to any and all additional formulations, including without limitation:

A)           All intellectual property of Seller used in the Business, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof and rights to protection of interests therein; and all intellectual property rights embodied or disclosed in all inventions, patents, patent applications and rights to file patent applications owned or controlled, directly or indirectly, by Seller relating to the Business, together with all ancillary rights thereto, including the right to sue for damages by reason of past infringement of any such rights including (i) the patents and patent applications listed on the Asset Schedule, (ii) any patent application(s) filed as a continuation, division, or continuation-in-part of the patent application(s) described in clause (i), patents issuing therefrom and reissues, reexaminations and extensions of such patents, (iii) any patent application(s) filed in respect of the inventions that are the subject of the invention disclosures described in clause (C) and (iv) any foreign counterpart to the patent(s) and patent application(s) described in clauses (i)-(iii) (including divisions, continuations, confirmations, additions, renewals or continuations-in-part of such patent applications), patents issuing therefrom and extensions thereof) (collectively, the “Patents”); and all Internet domain names, Internet and World Wide Web URLs or addresses, and related rights, related to the Acquired Assets or otherwise used in the Business;

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B)           all know-how, information, techniques, methodologies, modifications, improvements, works of authorship, procedures, processes, designs and data (whether or not protectable under patent, copyright, trade secrecy or similar laws) that:  (i) are conceived, discovered, developed, created or reduced to practice or tangible medium of expression by Seller or any of Seller’s employees or consultants or are developed or acquired (by ownership or by license) for use in the Business at any time prior to the Closing Date and (ii) relate to or are used or useful in the design, formulation, development, delivery, manufacture, testing or use of any of the Products or relating to the Business, together with all ancillary rights thereto, including the right to sue for damages by reason of past infringement or misappropriation of any such rights (collectively, the “Information”);

C)           all notebooks, records and other media embodying the Information, including, without limitation, those relating to each Product, any and all additional formulations for each Product, therapeutic and medicinal uses for each Product and all regulatory files (including correspondence with regulatory authorities) for each Product, assays, test methods, batch records, analytical methods any master files and studies in relation thereto for each Product, all prior versions of the Information and all other data, information and know-how, that has been developed by or for Seller and is necessary or useful to manufacture Products;

(vii)           Copyrights.  All copyrights relating to the Products or the Business (including without limitation relating to the book The 7 Habits of Healthy Living);

(viii)          Trademarks.  The GreensFIRST, Red Alert, Red Fiber Plus, Herbal Cleanse, Alka Fizz, Dream Protein, Complete Essentials, ReliefFIRST, ReliefFIRST Cream, Healthy Living Kit, Meal Replacement Kit, Wellness Watchers International, Healthy Living Program, Doctors For Living, and any other mark relating to any product or service that Buyer may designate and that is included in the Business, and all trademark and service mark registrations for such marks, together with the goodwill of the business associated with such marks and all other rights appurtenant to such marks including, without limitation the registrations and applications listed on the Asset Schedule (collectively, the “Trademarks”);

(ix)           Marketing Authorizations.  all authorizations, registrations, filings, permits, licenses, franchises, orders, approvals, concessions, consents and other regulatory approvals issued by any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Authority, including, without limitation, the U.S. Food and Drug Administration, to Seller or otherwise controlled by Seller (or any Affiliates) as required for (a) the importation, marketing, promotion, pricing and sale of products relating to the Business or (b) a purchaser of such products relating to the Business to seek reimbursement from private or public health insurance organizations, as well as all related regulatory filings (including all related correspondence)(collectively, the “Marketing Authorizations”);

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(x)           Data Relating to Product Testing.  all data, information, publications and other materials of Seller embodying or relating to the clinical and non-clinical (including but not limited to in vitro and animal) testing of products relating to the Business performed by or on behalf of Seller and field experience with products relating to the Business that is necessary or useful for making regulatory filings for, or marketing of, such products;

(xi)           Causes of Action.  all of Seller’s right, title and interest to claims and causes of action relating to the Acquired Assets;

(xii)           Other Assets.  All other assets of Seller employed in the  conduct of the Business, whether real, personal, tangible, intangible or mixed and whether or not reflected in the Financial Statements or in the books or records of Seller, as may be set forth on the Asset Schedule, including all books, records and files (including, to the extent permitted by law or if authorized by the effected employees, all personnel files), rights under executory contracts and purchase and sale orders to be assumed by Buyer hereunder (including all written contracts, orders and arrangements between Seller and third parties existing at the Closing Date for the supply of goods and services for use in the Business), any prepaid expenses to the extent properly assignable to Buyer and relating to periods subsequent to the Closing Date, permits and licenses to the extent transferable under law and all agreements for the lease of equipment, vehicles and office furniture listed in the Asset Schedule.

(xiii)          Other Mutually Agreed-Upon Assets.  Such other assets or categories of assets as Buyer and Seller shall mutually agree in writing.

“Affiliate” means, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person.  For purposes of this definition, the term “control” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.

“Alternative Transaction” means proposals or offers from any corporation, partnership, persons or group relating to any Seller Acquisition Proposal or any acquisition, purchase or option to purchase any of the business, any portion of the assets, or debt or equity securities of Seller, or any merger, consolidation, recapitalization or other business combination of any kind involving Seller, or any other transaction that is incompatible with the Acquisition.

“Assumed Liabilities” means those Liabilities of Seller that Buyer expressly agrees to assume as part of the Acquisition, including (i) direct obligations arising after the Closing Date (and not related to actions or omissions of Seller before the Closing Date) pursuant to the Assumed Contracts, and  (ii), such other Liabilities as Buyer may set forth on Schedule 1.01(b) hereto.

“Business” means the business of Seller (including both Vital Living, Inc. and the Subsidiaries) concerning the development, marketing distribution and sale of food and nutritional products and nutritional supplements and nutraceuticals products.

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“Buyer Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Seller shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Buyer its recommendation in favor of the adoption and approval of this Agreement and the Acquisition; (ii) Seller shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Seller in favor of the adoption and approval of this Agreement and the Acquisition; (iii) the Board of Directors of Seller shall have approved or recommended any Seller Acquisition Proposal; (iv) Seller shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Seller Acquisition Proposal; (v) a tender or exchange offer relating to securities of Seller shall have been commenced by a person unaffiliated with Buyer, and Seller shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement that Seller recommends rejection of such tender or exchange offer; or (vi) Seller shall have breached in any material respect the terms of Section 4.07 hereof, or (vii) the stockholders of Seller shall have failed to approve the Agreement.

“Code”  means the Internal Revenue Code of 1986, as amended.

“Contracts”  means all contracts, agreements, leases, licenses, commitments, sales and purchase orders, and other arrangements or instruments relating to the Business or any other Acquired Asset, whether written or oral.

“Encumbrance” means any lien (statutory or otherwise), claim, charge, option, security interest, pledge, mortgage, restriction, easement, financing statement or similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall mean all assets of Seller other than the Acquired Assets, including any (i) cash and accounts receivable of Seller relating to the Business, (ii) qualifications to transact business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, and other documents relating to the organization, maintenance, and existence of Seller as a corporation, (iii) all directors’ and officers’ insurance policies, and refunds paid or payable in connection with the cancellation or discontinuance of any such insurance policies, (iv) cash and cash equivalents of Seller, (v) raw materials unless specifically listed in the Asset Schedule, and (vi) any other asset relating to the Business that Buyer designates as Excluded Assets before the Closing Date.  Excluded Assets also includes all leases of real property, if there are any such leases, to which Seller is a party or is otherwise bound, unless Buyer expressly includes such leases in the Acquired Assets.

“Governmental Authority” means any national, state, or local, legislature, governmental agency, governmental body, administrative agency, court or commission or other governmental authority or instrumentality.

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"Governmental Liabilities" shall include all claims, demands, losses, fees, fines, penalties, taxes, interest and other Liabilities owed to any Governmental Authority.

“Indemnifiable Event” means (A) any breach of a covenant or inaccuracy or untruth of a representation or warranty of Seller in this Agreement, (B) taxes, assessments or other governmental charges arising from Seller's business through the Closing Date, (C) any claim alleging liability against Seller or Buyer for any act or omission of Seller or its directors, officers or employees or circumstance relating to Seller's business arising before the Closing Date or the transactions contemplated by the Agreement, (D)  any claim of infringement or violation of the intellectual property rights of a third party or failure of Seller to be the owner of the Acquired Assets without any liens or other Encumbrances or otherwise to have good title to the Acquired Assets, (E) any claim or cause of action alleging liability related to any past agreement with any of Seller's employees or independent contractors or, any agreement between Seller and any third party relating to the Acquired Assets, (F) any claim or cause of action by or on behalf of a creditor of Seller asserting liability against Buyer, as purchaser of the Acquired Assets, or seeking to impose any lien or any other Encumbrance upon any of the Acquired Assets, for obligations of Seller, (G) any noncompliance with any applicable bulk sales or similar laws, (H) any expenses in excess of $5,000 that are incurred by Buyer to obtain consents of third parties to assignment or transfer of the Acquired Assets, (I) any fees, expenses or other payments incurred or owed by Seller to any brokers, financial advisors or comparable other Persons retained or employed by it in connection with the transactions contemplated by this Agreement, or (J) any Retained Liability.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith, relating to the Business or any Acquired Asset:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all Internet domain names, Internet and World Wide Web URLs or addresses, associated with the Business, the Products or other Acquired Assets; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge” means (i) with respect to Seller, the actual knowledge of any officer of Seller after due inquiry, and (ii) with respect to Buyer, the actual knowledge of any officer of Buyer after due inquiry.

“Law” or “Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment, decree or other requirement of law.

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“Liability” or “Liabilities” means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including, without limitation, those arising under any Law, Action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

"Loss" shall mean any liability, injury, damage, expense, cost, fine or penalty resulting from any action, proceeding, demand, assessment, judgment or award (including without limitation costs of investigation, prosecution, defense or settlement), including attorneys fees, costs and expenses related thereto.

“Material Adverse Effect” when used with reference to an entity, the Acquired Assets or the Business means (i) any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity, assets or business and its Subsidiaries, taken as a whole, (ii) the commencement of any voluntary insolvency proceedings involving Seller, or any involuntary insolvency proceeding filed against Seller that is not discharged, dismissed or terminated within sixty (60) days after commencement, (iii) the commencement or initiation of any plan of arrangement with, assignment for the benefit of, or similar agreement with Seller’s creditors whether or not involving any judicial proceedings, or (iv) circumstance, change or event that materially impairs Buyer’s ability to utilize the Acquired Assets in substantially the same manner as Seller before the date of this Agreement (excluding any effect on Buyer’s ability to do so by virtue of facts and circumstances unique to Buyer); provided, however, that in no event shall (i) a decrease in such entity’s stock price by itself constitute a Material Adverse Effect, or (ii) any change, event, violation, inaccuracy, circumstance or effect that results from (A) the public announcement or pendency of the Acquisition and the other transactions contemplated hereby, (B) changes generally affecting the industry in which such entity currently operates or conducts business, or (C) changes generally affecting the United States economy, constitute a Material Adverse Effect.

“Person” means any individual, group, corporation, partnership or other organization or entity (including any Governmental Authority).

“Retained Liabilities” means the following Liabilities of Seller:  (a) all Liabilities for any actions or omissions by Seller or any of Seller’s directors, officers or employees, either before or after the Closing Date; (b) all Liabilities relating to any Assumed Contract or any other agreement to which Seller is a party relating to periods before the Closing Date; (c) all Liabilities which are unrelated to the Acquired Assets or the Business to be acquired by Buyer pursuant hereto, including, without limitation, all Liabilities to shareholders of Seller; (d) any trade payable, debt to, or loan or line of credit from, any Person; (e) except as may be separately agreed to in writing by Buyer and Seller, any accrued and unpaid salaries and wages, vacation pay, sick pay, and/or paid time off of any employee, officer, partner, and/or director of Seller, and/or any employee benefit plan accruals of any kind; (f) any Governmental Liability; (g) except as may be separately agreed to in writing by Buyer and Seller, any of Seller's employee plans and agreements and/or any Liability of any kind related thereto; (h) all Liabilities of Seller under this Agreement or any other certificate, instrument or other agreement entered into in connection with the transactions contemplated hereby; (i) all Liabilities of Seller or any successor thereto for any breach of this Agreement by Seller, or any representation or warranty of Seller contained herein; (j) any liability for any and all Taxes relating to the periods before the Closing Date; (k) any liability under any currently pending or past Proceedings; (l) any Liability for personal injury or property damage that relates to the Business occurring on or prior to the Closing Date; (m) any Liability under products liability, strict liability, or express or implied warranty claims relating to services or products sold by Seller; (n) any risk of loss to any of the Acquired Assets on or before the Closing Date; (o) any Liability of Seller for any expenses relating to this Agreement or the transactions contemplated hereby; (p) except as may be separately agreed to in writing by Buyer and Seller, any Liability, responsibility or obligations to any employee of Seller, including without limitation, in connection with employment agreements or employment arrangements, compensation or compensation plans, benefit plans, options or equity plans, severance or termination pay, insurance or other employment related costs relating to Seller or its employees; or (q) any other Liability of Seller arising out of the conduct of Seller's business or the Acquired Assets before the Closing Date.

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“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsidiaries” means any corporation, limited liability company, general or limited partnership, joint venture, business trust, unincorporated association or other business enterprise or entity controlled by Seller, directly or indirectly through one or more intermediaries, including without limitation Doctors For Nutrition, Inc.; MAF Bionutritionals, LLC; Nature’s System, Inc.; E-Nutraceuticals, Inc; N-Fat, Inc.; and Wellness Watchers Systems LLC.

“Seller Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Buyer) relating to any Seller Acquisition Transaction.

“Seller Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition or purchase from Seller or any of its affiliates by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of ten percent (10%) or more in interest of the total outstanding voting securities of Seller, or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning ten percent (10%) or more in interest of the total outstanding voting securities of Seller, or any merger, consolidation, business combination or similar transaction of Seller or any of Seller’s affiliates with or into another entity pursuant to which the stockholders of Seller immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction; or (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of five percent (5%) or more of the Acquired Assets.

“Superior Offer ” shall mean an unsolicited, bona fide written offer made by an unrelated third party to consummate any of the following transactions:  (i) a merger, consolidation, business combination, recapitalization, or similar transaction involving Seller, pursuant to which the stockholders of Seller immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving, resulting or acquiring entity of such transaction; (ii) a sale or other disposition by Seller of all or substantially all of the Acquired Assets, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of Seller, in each of the above cases on terms that the Board of Directors of Seller determines, in its reasonable judgment after written advice from its financial advisors, to be more favorable to the Seller stockholders from a financial point of view than the terms of the transactions contemplated by this Agreement; provided, however, that any such offer shall not be deemed to be a “Superior Offer ” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Board of Directors of Seller to be obtained by such third party on a timely basis.

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“Tax” or “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Third Party” means a Person who or which is neither a party nor an Affiliate of a party.

“Treasury Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

(b)           The following terms have the meanings set forth in the Sections set forth below:

Term	Section
Acquired Assets	1.01(a)
Acquisition	1.01
Agreement	Preamble
Agreement Date	Preamble
Asset Schedule	1.01(a)
Assumed Contracts	1.02(a)
Buyer	Preamble
Buyer Triggering Event	6.01(h)
Closing	1.02(a)
Closing Date	1.02(a)
Closing Payment	1.2(c)
Collateral Agreements	1.02(b)
Confidentiality Agreement	4.06
Excluded Assets	1.01(b)
Information	1.01(a)
Losses	7.02(a)
Notes	1.02(b)
Proxy Statement	4.04(a)
Purchase Price	1.03(d)
Seller	Preamble
Seller Acquisition Proposal	4.07(b)
Seller Acquisition Transaction	4.07(b)
Seller Stockholders’ Meeting	4.04(a)
Seller Triggering Event	6.01(g)
Senior Securities	1.02(b)

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(c)           In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(d)           The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (A) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (B) any reference herein to any Person shall be construed to include the Person’s successors and assigns; (C) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; and (D) all references herein to Articles, Sections, Exhibits or Schedules shall be construed to refer to Articles, Sections, Exhibits and Schedules of this Agreement.

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